Exhibit 99.1

COUGAR OIL AND GAS CANADA, INC.

Management Discussion and Analysis

3RD QUARTER

September 30, 2011

BASIS OF PRESENTATION

The following is management’s discussion and analysis (MD&A) of Cougar Oil and Gas Canada, Inc. (“Cougar”, “we”, “us”, “our”), unaudited operating and financial results for the nine months ended September 30, 2011. It should be read in conjunction with the unaudited interim financial statements and related notes of the Company for the nine months ended September 30, 2011 and the MD&A and the audited financial statements and the related notes for the period ended December 31, 2010. The MD&A is dated November 8, 2011. The financial data presented herein has in part been derived from the Company’s audited financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP’) and in accordance with accounting policies set out in the Company’s financial statements. The reporting currency is the Canadian dollar unless otherwise stated.

Additional information regarding Cougar’s financial and operating results may be obtained on the internet at www.sedar.com and www.edgar.com.

FORWARD LOOKING STATEMENTS

From time to time, our representatives or we have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by us with the Securities and Exchange Commission. Words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project or projected", or similar expressions are intended to identify "forward-looking statements". Such statements are qualified in their entirety by reference to and are accompanied by the above discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

Management is currently unaware of any trends or conditions other than those mentioned elsewhere in this management's discussion and analysis that could have a material adverse effect on the Company's consolidated financial position, future results of operations, or liquidity. However, investors should also be aware of factors that could have a negative impact on the Company's prospects and the consistency of progress in the areas of revenue generation, liquidity, and generation of capital resources. These include: (i) variations in revenue, (ii) possible inability to attract investors for its equity securities or otherwise raise adequate funds from any source should the Company seek to do so, (iii) increased governmental regulation, (iv) increased competition, (v) unfavorable outcomes to litigation involving the Company or to which the Company may become a party in the future and, (vi) a very competitive and rapidly changing operating environment. The risks identified here are not all inclusive. New risk factors emerge from time to time and it is not possible for management to predict all of such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Certain statements contained in this report, including statements regarding the anticipated development and expansion of our business, our intent, belief or current expectations, our directors or officers, primarily with respect to the future operating performance of the Company and the products we expect to offer and other statements contained herein regarding matters that are not historical facts, but are “forward-looking” statements.  Future filings with the SEC, future press releases and future oral or written statements made by us or with our approval, which are not statements of historical fact, may contain forward-looking statements, because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

All forward-looking statements speak only as of the date on which they are made.  We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Unless otherwise stated, all amounts shown in this “Operating and Financial Review” section of this report are in Canadian Dollars.

The following discussions and analysis should be read in conjunction with the ‘Selected Consolidated Financial Information’ included elsewhere herein and our historical consolidated financial statements and the accompanying notes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

History
Cougar Oil and Gas Canada Inc., formerly Ore-More Resources Inc., was incorporated under the laws of the Province of Alberta, Canada on June 20, 2007.  Our principal activity is in the exploration, development, production and sale of oil and natural gas.

In January 2010, the Company entered into a stock purchase agreement (the “Agreement”) with Cougar Energy, Inc. (which we refer to as CEI) and CEI’s then shareholders whereby Cougar agreed to acquire the entire issued and outstanding shares of the common stock of CEI.

Upon consummation of the acquisition, CEI became the only wholly owned subsidiary of the Company.  Subsequent to the completion of the reverse acquisition, the Company amended its article of incorporation and changed its name to Cougar Oil and Gas Canada, Inc.

The acquisition is accounted for as a “reverse acquisition”, since the stockholders of CEI owned a majority of the Company’s common stock immediately following the transaction and their management has assumed operational, management and governance control. The reverse acquisition transaction is recorded as a recapitalization of CEI pursuant to which CEI is treated as the surviving and continuing entity although the Company is the legal acquirer rather than a business combination.  The Company did not recognize goodwill or any intangible assets in connection with this transaction.  Accordingly, the Company’s historical consolidated financial statements are those of CEI from its date of inception on November 21, 2008.

Prior to the acquisition of CEI, the company had operating assets and activities within the oil and gas industry, and therefore the acquisition of CEI is not characterized as a shell transaction under SEC rules and regulations.

On January 1, 2011, the Companies amalgamated and continued under the name Cougar Oil and Gas Canada, Inc.

PLANS FOR GROWTH

Trout Operations Growth Plans
The Company has prepared a multifaceted development program that is designed to carry the Company forward with the overall goals of increasing production. The plan is to efficiently execute field programs that combine the optimization of existing wells and infrastructure with additional infill drilling and supplemented with land acquisitions and 3D seismic supported exploration drilling. This combination of field operations represents a balanced portfolio of risk versus reward, which can be easily adjusted depending on cash flow, commodity prices and financing.

Field Optimization
Following the acquisition of the properties in the Trout area all of the existing wellbores and production practices were reviewed to identify inefficient practices and additional production opportunities. Approximately thirty field optimization projects were identified during the field review. The projects were primarily focused around field management and deliverability of existing assets.

The projects implemented in the field have included repair and replacement of surface and down hole production equipment, implementation of chemical enhancement programs and debottlenecking of pipeline and infrastructure facilities. The Company plans to continue executing field optimization programs in order to efficiently utilize the existing Trout field infrastructure.

Infill Drilling
The majority of the wells on the Trout properties were drilled almost twenty years ago when oil prices were much lower and infrastructure was much less developed. Infill drilling is an important optimization technique in which new vertical, directional and horizontal wells are added to an existing pool to maximize the total oil recovery.

In order to accurately identify infill drilling opportunities the Company utilizes 3D seismic technology. The 3D seismic provides the information required to evaluate the geological structure of the Keg River and Granite Wash formations.

The Company has acquired three complete sets of 3D seismic in the Trout area consisting of two proprietary pieces and one trade piece. The 3D seismic was used to identify 6 additional infill drilling locations to increase the drainage of existing oil reserves. These infill locations have an expected find and development cost of $10 per barrel of recoverable oil.

3D Seismic Supported Exploration Drilling

The Trout field was initially developed in the early 1990’s and all of the production comes from these very mature oil reservoirs. Using 3D seismic Cougar has been able to identify potentially new undeveloped oil reservoirs. It is anticipated that these identified prospective oil reservoirs would follow similar production profiles to the many current production analogues in the area.

In January and February, 2011 the Company completed a 23.8Km2 3D seismic program in the Trout field. The seismic program primarily focused on new lands Cougar leased in July 2010 but also covered several existing oil reservoirs. The seismic data confirmed the multi-well vertical and horizontal infill development potential of the existing Keg River and Granite Wash oil pools but the 3D seismic also identified several potential new undeveloped oil reservoirs. After completing the evaluation of this new Trout 3D seismic Cougar has identified over 20 vertical Keg River and Granite Wash light oil targets. A total of 15 of these targets were selected to be included in a drilling prospect reserve evaluation report. On June 3, 2011 Cougar signed an engagement letter with an independent reserves company to review and prepare the drilling prospect report. During the initial project meeting it was confirmed the 15 selected locations will be evaluated and assigned a range of proven and unproven (probable and possible) reserve estimates and risked NPV values. The 7 development drilling locations are key to increasing production and cash flow and the 8 locations targeting new undeveloped reservoirs can add significant reserves for the company to pursue. The report was finalized on July 11, 2011 and has been disclosed on SEDAR. Cougar has continued to review and evaluate the seismic data and feels very strongly that this newly identified series of undeveloped oil reservoirs can be developed using vertical wellbores eliminating the need for costly horizontal drilling and multi-stage completion practices.

Additional Development
In addition to the production optimization and infill drilling projects, The Company has been aggressively planning out the future growth for the Company. These plans include the acquisition of existing assets in the area and the development of neglected production areas. The Company is continuously evaluating acquisition opportunities in the core area and will act on these opportunities if the project details and economics are synergistic

Continued Development of the Trout Area through Systematic Operational Controls

As we develop our maintenance program through the Trout Area lands in north central Alberta, we will continue to utilize our economic model to drive efficiency and minimize costs. We will focus our maintenance program on industry best practices and continued technological enhancements to maximize our return on assets and capital deployed.

Consolidate the Trout Area

To further enhance our economies of scale, we intend to seek other acquisition opportunities in the area. Consistent with our strategy to improve our financial flexibility, we intend to make acquisitions utilizing either equity and/ or debt instruments.

 Develop Trout Area Assets

We intend to prudently develop this acreage position by redeploying cash flow generated from area operations. We are currently evaluating a series of developmental drilling locations in addition to several step-out drilling locations with the goal of adding incremental reserves and cash flow. As we are focused on locations in areas with existing infrastructure, we expect our development plan to have a near-term material impact on our proved reserves and production. We believe investing in this area is the most expedient way for us to improve our financial flexibility and return on capital.

The First Nation Joint Ventures

First Nation ventures provide additional drilling and development opportunities with adjacent land to our Core Trout Project that may use the existing infrastructure.  The Company continues to actively work on the First Nation joint ventures with a goal of responsible development of the leased oil and natural gas mineral rights. Private First Nation land represents some of the largest un-leased blocks of mineral rights in the province of Alberta. Cougar has identified this type of Joint Venture as a strategically critical growth opportunity. The Company is also currently working with other First Nation groups to develop mutually beneficial joint venture agreements, which will allow Cougar and the First Nations to explore and develop conventional oil and natural gas prospects on both private and public lands. These joint venture projects will generally be developed using traditional exploration and development techniques, which include leasing blocks of mineral rights and using seismic and drilling to develop the prospects. Further information regarding these joint ventures will be provided when available.

Current Operational Status

On August 16, 2011 Plains Midstream Canada was given approval from Alberta regulators to begin restarting operations of the Rainbow Pipeline which had been shut-in since April 28, 2011. Following the pipeline restart Plains began accepting shipment from the Cougar terminal on August 30, 2011 and at that time the Company was able to ship its oil via the pipeline instead of trucking it to remote terminal stations. This will immediately allow us to begin reducing our operating costs to more standard levels. We did not have to shut in any wells during the period of time that the pipeline was shut-in but the Company did carry a higher than usual oil inventory for the months of June, July and August  which has since been moved to market.

On September 19, 2011 the Company announced a farm-in agreement on the Trout property. Under the terms of the Agreement, Zentrum Energie Trust AG ("Zentrum") will pay 100% of the costs of the first 2 well drilling program for an estimated total of $3.5 million to earn 90% of the net revenue before payout and 50% of the working interest in those wells after payout. Upon completion of the 2 well programs, Zentrum will earn the rights to participate in subsequent wells identified in the 15 well prospect reserve report on similar terms.

With this funding commitment the licensing of 4 wells will be finalized, however, with the very busy drilling season currently getting underway, it is not expected that equipment will be available until Q1/Q2 2012.

Once drilled and placed on production, pay out of each well is currently projected to be approximately 130 to 180 days if average production rates for the area are achieved. Cougar will retain operatorship of the properties and will be a 50/50 working interest partner post payout on each well drilled in this agreement. The Company has an 85% working interest average on the balance of the properties.

Zentrum has agreed to accept secured convertible debentures of Cougar as payment of 40% of the revenue for the first two wells up to a cap of $3 million. Proceeds of those debentures shall be used for working capital by Cougar.

Lucy, British Columbia

Our Muskwa Shale project in the Horn River Basin of north east British Columbia has prospects for natural gas that are comparable to many of the major developments currently under way in the area.  A stimulation program on the two existing wells is necessary to determine whether these wells can be produced and in the leases are capable of holding large recoverable reserves as seen in the area.

The current intention is to perform the previously planned vertical and horizontal work programs. In lieu of obtaining our own financing, we are actively enlisting joint venture partners to move the project forward by way of divesting part of our interest. Monthly, the Company reviews the opportunity and balances the risk versus reward, which can be adjusted depending on cash flow, commodity prices and financing.  When the stability of natural gas prices over a period of time that then translates into a netback on the Lucy prospect we will look to assign capital dollars to the project.  Until then there is no expiry on the lease.

Manning Heavy Oil Project

On February 14, 2011, Cougar completed negotiations on a two section heavy oil farm-in with a private company in the Manning area of north western Alberta. The farm-in includes a commitment for Cougar to drill one well to a minimum contract depth of 500m by the end of Q3, 2011 in order to earn a 100% working interest. Upon successful completion of the farm-in the private company retains a 3% royalty interest on the two sections. Cougar has completed the initial review of this farm-in acreage and selected two possible drilling locations for the commitment well.

The permitting process has started and we are targeting a Q3, 2011 drilling program for this project.   Cougar will earn 100% working interest in 1280 acres of land prospective for Heavy Oil after drilling this well.

On March 17, 2011 Cougar has entered into a two phase farm-in agreement with TAMM Oil and Gas Corporation (TAMM) which would have ultimately resulted in Cougar earning a 50% working interest in approximately 47 sections or 30,000 acres of heavy oil prospective lands in the Manning area. This is in the same area as the heavy oil farm-in agreement previously announced by the Corporation on February 14, 2011. TAMM originally acquired these lands in 2008 and has a previously prepared independent third party estimate of 3.14 billion barrels of original oil in place for the prospect.

On November 1, 2011, the Company agreed to terminate this farm-in and replace it with a new agreement.

On November 7, 2011 Cougar Oil and Gas Canada, Inc. signed an agreement TAMM to provide services including project management, engineering, geophysical and designated operator under the context of ERCB regulations and CAPL definitions for a consolidated operations plan for the group’s Manning projects.  Cougar will be compensated for the services provided and receive a 5% working interest in the combined project after one year.

The activity level is rapidly changing in this area – with increased recent interest shown by the land sales in April that resulted in over 148,000 acres in the immediate or adjacent area and an additional 130,000 acres close by being leased on 15 year leases for over 6 million dollars

Summary

The Company plans to develop and optimize its assets in Alberta and British Columbia as the primary focus. Due to the strength of the crude oil commodity prices Cougar will focus on the development of the crude oil properties over natural gas. A maintenance and development program focusing on low risk work has been prepared and is being implemented, as capital is available. The Company will also continue preparing for a planned multi- well drilling program on the Trout Properties and a multi-well drill, core and test program for the Manning area. The work programs are subject to financing and partner approvals.

Organizational Structure

Cougar Oil and Gas Canada, Inc. previously held shares of a wholly owned (100%) subsidiary Cougar Energy, Inc.  Cougar Energy, Inc. owned the assets and liabilities associated with the oil and gas operations. Cougar Oil and Gas Canada, Inc. and Cougar Energy, Inc. completed a merger on January 1, 2011. Therefore, prior to January 1, 2011, Cougar’s financial statements were shown as “consolidated” amounts.

FINANCIAL INFORMATION

Financial Condition and Changes in Financial Condition:

The Company’s total assets have increased to $14,239,982 as at September 30, 2011 from $10,267,188 as at December 31, 2010. This increase is primarily due to the costs associated to the drilling of a horizontal well and completing a 3D seismic program early in the year. Total assets consist of cash and other current assets of $797,442 (December 31, 2010 - $579,240).

The Company has included in oil and gas properties developed and undeveloped properties. Developed properties net of accumulated depreciation, depletion and amortization was $7,940,540 at September 30, 2011 (December 31, 2010 - $5,745,788).  Undeveloped properties increased to $5,496,934 at September 30, 2011 from $3,936,797 on December 31, 2010.  The increase in capitalized cost of developed properties was mainly due to drilling a horizontal well during the first quarter. Increases in undeveloped properties were primarily the result of a 3D seismic program that was also completed in the Trout area in the first quarter.  Ceiling test write downs for the nine months ended September 30, 2011 totaled $1,317,310.

Our total current liabilities increased $4,465,247 from $5,206,803 at December 31, 2010 to $9,672,050 at September 30, 2011. The net increase is due primarily to increases in current maturities of long term debts of $961,859 transferred from Long term debt, an intercompany note of $900,000 advanced by Kodiak during the period with a carrying value of $890,156 at September 30, 2011, and in our trade accounts payable. Accounts payable and accrued liabilities increased to $4,370,572 at September 30, 2011 from $1,889,266 at December 31, 2010.  The increase is due to increased work over activity during the period and capital spending.

At September 30, 2011, we had long term debt of $2,918,217 (December 31, 2010 - $2,707,186).  This increase is due to added borrowing of $2,630,953 CAN in unsecured convertible debentures denominated in Swiss francs which when the beneficial conversion feature is deducted has a carrying value of $1,783,593 at September 30, 2011. Debt repayments during the quarter of $765,000 and an increase in the current portion which reduces the remaining long term amount by an additional $961,859 results in a net increase of only $211,031 during the quarter.

Asset retirement obligations increased by $437,152 for the nine months ended September 30, 2011 to $1,769,899 from $1,332,747 at December 31, 2010. The increase is a result of accretion expense of $87,449 and asset retirement obligation additions of $349,703 during the period.

Total stockholders’ equity as at September 30, 2011 amounted to a deficiency of $120,184, down from $1,020,452 at December 31, 2010, due to a comprehensive loss during the nine month period  of $5,271,762 (September 30, 2010 – comprehensive loss of $1,195,517).  The losses were offset by an increase in common stock due to the exercise of warrants of $1,265,845 during the period, as well as, additions to additional paid in capital of $1,914,728 from the beneficial conversion feature on debt issued and $950,553 from the fair value of issued options.

Overall Operating Results

Revenue during the current quarter is significantly down as compared to the same quarter in 2010. Net oil revenues were $689,362 in the third quarter of 2011 versus $801,736 in 2010 due to operational difficulties caused by the Rainbow pipeline rupture that restricted sales volumes and resulted in the Company receiving lower prices while increasing our costs to deliver our oil to market. The result was a reduction in revenue of 14%.

Operating costs increased by 23% in the first nine months of 2011 over the same period in 2010 as a result of work over programs and impacts of the pipeline and weather problems during the period. An increase of $263,456 from $1,159,482 in the first nine months of 2010 to $1,422,938 in the same period of 2011 was experienced.

General and administrative expenses also increased significantly to $1,958,652 in the first nine months of 2011 from $1,343,615 in the same period in 2010. The increase of $615,037 or 46% is mainly due to stock based compensation expense incurred in 2011 of $950,553 up from $293,373 in 2010, an increase of $657,180. Otherwise G&A expenses incurred were slightly lower in 2011 than in 2010.

The Company recorded an impairment of its oil and gas properties of $1,317,310 in the first nine months of 2011 ($101,912 – 2010). The impairment was the result of the capital expenditures, primarily on the horizontal well, which were in excess of the ceiling test amount which was based on the reserve report values at December 31, 2010 adjusted for depletion during the quarter. The intent of the capital program was to increase production and cash flow rather than to increase reserves. Depletion and amortization were lower in the nine months of 2011at $833,101 compared to $939,076 in 2010, the result of reduced sales.

Increased interest expense in the nine months ended September 30, 2011 of $1,485,912 from $254,675 in the same period of 2010 is a reflection of higher debt and accounts payable levels but is primarily due to the accretion of debt discount amounts in the amount of $368,322 and debt discount write offs due to modifications of $669,045 as interest expense.

As a result of the factors discussed above, the Company incurred a net loss for the nine months ended September 30, 2011 of $5,085,899 as compared to a net loss of $1,194,908 in the first nine months of 2010, a net change of $3,890,991.

Liquidity and Capital Resources

The Company has a working capital deficit of $8,874,608 at September 30, 2011, which is up by $4,247,045 from $4,627,563 at December 31, 2010. The Company is working to reduce the working capital deficiency through equity and convertible debt financing and asset divestitures.

During the period the following financings were arranged:

On January 31, 2011, the Company received $900,000 from Kodiak Energy Inc. and issued an 18 months unsecured convertible note to Kodiak in the same amount with an interest rate of prime plus 3% per annum. Kodiak will also receive a 1% gross over-riding royalty on two wells that the funds are intended to finance. The note is convertible into common shares of the Company at a price of $3.52 per share.

On February 25, 2011, the Company issued a $985,388 unsecured convertible debenture to investors due eighteen months from issuance with interest at Bank of Canada Prime plus 3% per annum due upon maturity. As renegotiated, the debenture and accrued interest are convertible at any time prior to maturity, at the holder’s option, into shares of Cougar common stock at a price based on a 10 day volume weighted average discounted at 10%, at time of notice to convert, with a minimum price of $0.75 per share. In the event of a conversion election by the holder, the holder will receive one warrant for each share received, exercisable four years from issuance with an exercise price of 130% of the conversion price calculated as above.

On April 13, 2011, the Company issued a $1,000,000 unsecured convertible debenture due eighteen months from issuance with interest at Bank of Canada Prime plus 3% per annum due upon maturity. As renegotiated, the debenture and accrued interest are convertible at any time prior to maturity, at the holder’s option, into shares of Cougar common stock at a price based on a 10 day volume weighted average discounted at 10%, at time of notice to convert, with a minimum price of $0.75 per share. In the event of a conversion election by the holder, the holder will receive one warrant for each share received, exercisable four years from issuance with an exercise price of 130% of the conversion price calculated as above.

On May 5, 2011, Cougar issued a $220,200 unsecured convertible debenture due eighteen months from issuance with interest at Bank of Canada Prime plus 3% per annum due upon maturity. As renegotiated, the debenture and accrued interest are convertible at any time prior to maturity, at the holder’s option, into shares of Cougar common stock at a price based on a 10 day volume weighted average discounted at 10%, at time of notice to convert, with a minimum price of $0.75 per share. In the event of a conversion election by the holder, the holder will receive one warrant for each share received, exercisable four years from issuance with an exercise price of 130% of the conversion price calculated as above.

On August 1, 2011, Cougar issued an $85,000 unsecured convertible debenture due eighteen months from issuance with interest at Bank of Canada Prime plus 3% per annum due upon maturity. As renegotiated, the debenture and accrued interest are convertible at any time prior to maturity, at the holder’s option, into shares of Cougar common stock at a price based on a 10 day volume weighted average discounted at 10%, at time of notice to convert, with a minimum price of $0.75 per share. In the event of a conversion election by the holder, the holder will receive one warrant for each share received, exercisable four years from issuance with an exercise price of 130% of the conversion price calculated as above.

On September 1, 2011, Cougar issued an $85,000 unsecured convertible debenture due eighteen months from issuance with interest at Bank of Canada Prime plus 3% per annum due upon maturity. As renegotiated, the debenture and accrued interest are convertible at any time prior to maturity, at the holder’s option, into shares of Cougar common stock at a price based on a 10 day volume weighted average discounted at 10%, at time of notice to convert, with a minimum price of $0.75 per share. In the event of a conversion election by the holder, the holder will receive one warrant for each share received, exercisable four years from issuance with an exercise price of 130% of the conversion price calculated as above.

During the 9 months ended September 30, 2011, the Company issued 3,840,501 common shares in exchange for warrants and cash totaling $1,265,845.

 Going Concern Uncertainty

Our registered independent certified public accountants have stated in their report dated April 13, 2011, that we are dependent upon management's ability to develop profitable operations and raise additional capital.

The Company has not consistently generated positive cash flow since inception and has incurred operating losses and will need additional working capital for its future planned activities. The success of these programs is yet to be determined.

The Company is subject to a financial covenant regarding its working capital ratio that is adjusted to meet requirements within its credit facility. Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital to finance ongoing operations and to provide for an adequate working capital ratio as determined by the credit facility. The Company’s strategy to address this uncertainty includes seeking additional equity and debt financing; however, there are no assurances that any such financings can be obtained on favorable terms, if at all.

These factors among others may raise substantial doubt about our ability to continue as a going concern.

MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Stockholders

The following table sets forth certain information, as of September 30, 2011, concerning the ownership of our Common Shares by each person who, to the best of our knowledge, beneficially owned on that date more than 5% of our outstanding Common Shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  In accordance with SEC rules, shares of Common Shares issuable upon the exercise of options or warrants which are currently exercisable or which become exercisable within 60 days following the date of the information in this table are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant.  Except as indicated by footnote, and subject to community property laws where applicable, to our knowledge, each person listed is believed to have sole voting and investment power with respect to all shares of Common Shares owned by such person.

Beneficial Owner	Shares	Percent of total issued (1)
Kodiak Energy, Inc. Suite 1120, 833 4th Avenue S.W. Calgary, AB T2P 3T5	38,262,812	56.36%

(1)  Based on 67,887,612 shares issued and outstanding on September 30, 2011.

Our major stockholder does not have voting rights that differ from the other holders of shares of our Common Shares.

We are not aware of any arrangements that would result in a change in control of our Company at a subsequent date.

B.	Related Party Transactions

From time to time, the Company’s majority shareholder, Kodiak Energy, Inc. has provided working capital to the Company.  There are no formal repayment terms and the loan is interest free.  As of September 30, 2011 and December 31, 2010, the balance due was $338,504 and $458,008, respectively.

On January 31, 2011, the Company received $900,000 from Kodiak Energy Inc. and issued an 18 months unsecured convertible note to Kodiak in the same amount with an interest rate of prime plus 3% per annum. Kodiak will also receive a 1% gross over-riding royalty on two wells that the funds are intended to finance. The note is convertible into common shares of the Company at a price of $3.52 per share.

The Company paid $45,000  to a company owned and controlled by the chairman of the Company for management consulting services during the nine months  ended September 30, 2011 ($45,000 September 30, 2010).  Of this amount, $10,500 was payable on September 30, 2011 ($Nil – September 30, 2010).  For the nine months ended September 30, 2011 and 2010, the Company incurred $23,870 and $19,651 to a Director and the former Chief Financial Officer.  No amounts were outstanding at September 30, 2011 or September 30, 2010.  The Company paid the wife of the chairman of the Company $3,540 for administration consulting services during the nine months ended September 30, 2011 ($17,340 – September 30, 2010).  Of this amount, $3,717 was outstanding on September 30, 2011 ($6,300 – September 30, 2010).  These amounts were charged to General and Administrative Expense.

These related party transactions were non arm's length transactions in the normal course of business and agreed to by the related parties and the Company based on negotiations and Board approval and accordingly had been measured at the exchange amounts.

Management’s Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f).  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.  In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2011.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of September 30, 2011, the Company’s internal control over financial reporting was effective.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.  In connection with the assessment described above, management concluded the Company does not have control deficiencies that represent material weaknesses as of September 30, 2011.

Changes in Internal Control over Financial Reporting

As of September 30, 2011, management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that during the period November 21, 2008 (date of inception) through September 30, 2011 and to date, the internal controls and procedures were effective.  During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

We believe that our unaudited interim financial statements for the nine months ended September 30, 2011, fairly present our financial position, results of operations and cash flows for the periods covered thereby in all material respects.

We are committed to improving our financial organization.   We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

This interim report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this interim report.

There were no changes in our internal control over financial reporting during the nine months ended September 30, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

As of the date of this report, the board of directors has an audit committee.  The board of directors believes that Michael Hamilton, a member of the audit committee, meets the criteria for an audit committee financial expert, as that term is defined by Rule 4200(a)(15) of the NASDAQ Market Place Rules.

Mr. Hamilton will not be deemed an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Hamilton as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Hamilton as an audit committee financial expert does not affect the duties, obligations or liability of any other member of our Audit Committee or board of directors. Mr. Hamilton is independent director.

CODE OF ETHICS

On August 17, 2010, our board of directors adopted a code of ethics for our employees and directors, including our co-chief executive officers and our principal financial officer (i) to promote the honest and ethical conduct of our senior executive and financial officers, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed with or submitted to the SEC and in other public communications by us; (iii) to promote compliance with all applicable laws, rules and regulations that apply to us and our senior executive and financial officers; (iv) to deter wrongdoing; and (v) to promote prompt internal reporting of breaches of, and accountability for adherence to, this code. A copy of the code of ethics is filed as an exhibit to the July 31, 2010 Annual Report by incorporation and to this Report by reference.